Suite 550 – 999 West Hastings, Vancouver, B.C. V6C 2W2, Canada	Trading Symbol (TSX): GGC

GENCO MAKES STRATEGIC INVESTMENT IN TWO SILVER-GOLD MINES

March 14, 2008 Genco Resources Ltd., (TSX-GGC) announced today it has made a strategic investment in the ownership of two formerly producing silver-gold mines, Burgin Mine and Trixie Mine, and a concentrator plant, in Utah owned by Chief Consolidated Mining Company.

Brian Mountford, P. Eng., a director of Andover Ventures Inc. (TSX.V-AOX) and an independent mining consultant, has been involved in the assessment of Chief’s assets for over the past two years. It is intended that Chief will continue to rely on his knowledge and experience with these assets. Mr. Mountford has advised Genco that “I believe this is an outstanding group of properties with high grade mineralization and large scale targets. I am looking forward to being involved on a ‘hands on’ basis with these assets as they are developed.”

Terms of the Acquisition

Genco’s acquisition was made through the purchase of approximately 65% of the outstanding shares of Chief, a US publicly traded company based in Eureka, Utah incorporated in 1909, from Chief’s largest shareholder, Dimeling, Schreiber & Park Reorganization Fund II, L.P. pf Philadelphia, Pennsylvania, for a purchase price of approximately USD ($) 4.9 million.

On closing, Genco’s Chairman, Robert C. Gardner, was appointed to Chief’s board of directors. As soon as the requisite US securities filings are made by Chief, it is intended that Genco will appoint a further two directors to Chief’s Board. Chief’s existing President, Richard R. Schreiber will remain as President and a director of Chief as will Steven G. Park. A third director resigned to make room for the appointment of Mr. Gardner.

Plans for Chief’s Assets

Genco has entered into negotiations with Andover for the sale of all or part of its investment in Chief and its assets. Any agreement will be reached through the negotiations of independent board committees. It is contemplated that the transaction will involve the issuance of shares of Andover and a silver production royalty over all of Andover’s properties, including its Sun polymetallic property in Alaska, with Genco having back-in rights and rights of first refusal over the properties and a pre-emptive right to maintain its pro rata share ownership.

Chief’s Assets

In its filings with the United States Securities and Exchange Commission (SEC), Chief has disclosed the following.

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Overview

Chief owns or controls approximately 16,000 acres of mining land in Utah and Juab counties in Utah. These properties include the Burgin Mine, whose mining rights are held by Chief’s 75% owned subsidiary Tintic Utah Metals, LLC, a Colorado limited liability company, and the Trixie Mine, held by Chief’s 100% owned subsidiary Chief Gold Mines, Inc., a Delaware corporation.

Of these 16,000 acres, approximately 6,000 acres are subject to being sold, as discussed below, pursuant to a Consent Decree with the United States Environmental Protection Agency (EPA). Neither mine is currently in production but are subject to development efforts as further described below.

Tintic Utah (75% owned subsidiary)

Tintic Utah was organized in 1996 under the Colorado Limited Liability Company Act as a joint venture for the development of properties that Chief contributed to Tintic Utah.

Pursuant to the terms of the Operating Agreement for the joint venture, Chief holds a 75% interest and Korea Zinc Co. Ltd. holds a 25% interest. Management of Tintic Utah is controlled by them through a Management Committee. Each member has a voting representative on the Committee and voting is in proportion to each member’s respective membership percentage interest. A majority vote is required to approve a program and budget that describes the exploration, development, mining and other operational activities of Tintic Utah. As such, Chief will be able to determine the decisions of the Management Committee because it holds a majority of the percentage interests. However, the approval of a production program and budget for the development, rehabilitation and construction to bring the Burgin Mine back into production requires the affirmative vote of both Chief and Korea Zinc.

Burgin Mine

The Burgin Mine, located in the East Tintic Mining District of Utah, is owned by Tintic Utah.

The Burgin Mine had previously been leased by Chief to Kennecott Corporation. It developed various mining shafts and other capital improvements previously on the properties, including underground access by means of the Apex Number 2 Shaft. After the Burgin Mine was removed from the Unit Lease in 1978, Chief leased the Burgin Mine to the Sunshine Mining Company in 1980. Sunshine rehabilitated the Apex Shaft, together with the connecting drifts and drill stations, at a cost of approximately $6 million. The Burgin Mine was returned to Chief in 1992.

The Burgin Mine is not currently in production. Chief cannot proceed with production at the mine unless it can dewater the mine.

Chief has applied for permission, as described further below, to appropriate water from the Burgin Mine and this application is currently pending before the Utah State Engineer. If the Utah State Engineer approves Chief’s application, it may then begin construction of a water treatment facility to be used as the means for disposing of the water pumped from the lower levels of the Mine, enabling Chief to proceed with development and production programs. Although there were objections to Chief’s application, it has been in negotiations regarding the terms of an agreement with the main objectors. The Utah State Engineer will issue a decision on the application and Chief would have the right to appeal any adverse decision to a court. Chief is unable to predict whether an agreement with the objectors will be signed or when the Utah State Engineer will render his decision.

Concentrator

Tintic Utah also holds the rights to the concentrating mill (sometimes referred to as the concentrator). The concentrating mill was built by Kennecott when it was mining from the Burgin Mine under its lease.

The concentrator, approximately 24,000 square feet in size, was built to process up to 1,200 tons of lead and zinc ore per day. Tintic Utah rehabilitated the concentrator over a several year period to include a precious metals (gold and silver) flow sheet. The total cost of the renovation was approximately USD ($) 1,900,000.

Chief Gold (100% owned subsidiary)

Chief Gold was formed to enter into a transaction with South Standard Mining Company and to hold certain of Chief’s mining property in the East Tintic District of Utah. As a result of the merger of South Standard into Chief Gold in 1996, Chief Gold owns 2,200 acres of patented mining properties located in the East Tintic District of Utah, including the Trixie Mine.

Trixie Mine

The Trixie Mine is located 1.5 miles from Tintic Utah’s concentrating mill.

Chief began mining ore from the Trixie Mine in 2001, and began processing ore at the concentrating mill in January 2002. In March 2002, Chief encountered unstable mining conditions in the Trixie Mine and suspended mining and processing operations. Due to past safety conditions at the Trixie Mine, Chief is not currently operating the mine.

EPA Settlement

During 2001, the EPA placed Eureka Mills Superfund Site on the ‘National Priorities List’. According to the EPA, samples indicate that, approximately 150 acres of soil in the Town of Eureka, Utah, the location of Chief’s principal executive offices and operations, were contaminated with lead and, to a lesser extent, arsenic.

In February 2005, Chief agreed to a judgment and Consent Decree against it by the EPA in the amount of $60 million which will remain in effect until it has complied with all the requirements thereof. However, as explained below, such judgement will be satisfied by Chief complying with its material obligations under the Decree, namely:

  providing an annual report to the EPA each year for five years listing all insurance claims, the actions it is taking to recover the amounts and any recovery obtained until all such claims are exhausted;

  using its best efforts to sell its property, other than any geologically prospective properties and the Burgin and Trixie Mines, and upon the sale of any such property, paying to the EPA 100% of the net sales proceeds up to $350,000 and 50% thereafter;

  paying the EPA 15% of Chief’s net income in excess of $2 million during any calendar year until February 2010; and

  paying the EPA 15% of any proceeds in excess of $2 million from a sale of Chief or all or substantially all of its assets.

Temascaltepec Mining Complex Operations

Genco remains focused on the development and exploitation of its Temascaltepec Mining Complex and producing mines at La Guitarra in the State of Mexico, Mexico. These new assets are not expected to distract from the core values or corporate mission of Genco and its management but rather are expected to enhance Genco’s prospect of near term production and add silver ounces to its portfolio.

Genco is a primary silver producer in Mexico, whose core assets are multiple mining sites, including La Guitarra Mine located in its wholly-owned Temascaltepec Mining District of central Mexico.

For further information:

Robert M. Blankstein
Investor Relations

Tel: 604-682-2205
E-mail: gencoinfo@telus.net
Website: www.gencoresources.com

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.